UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66015

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2019 (MM/DD/YY) AND ENDING 09/30/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Essex Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

176 Westbrook Rd
(No. and Street)

Essex	CT	06426
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Whittlesey P.C.
(Name – *if individual, state last, first, middle name*)

280 Trumbull ST, 24th Fl	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



Financial Statements

September 30, 2020

Essex Financial

Table of Contents

Report of Independent Registered Public Accounting Firm...1

Statements of Financial Condition 2

Statements of Operations 3

Statements of Changes in Stockholder's Equity 4

Statements of Cash Flows..5

Notes to Financial Statements..6

    Computation of Net Capital under SEC Rule 15c3-1...**12**



Whittlesey
Forward Advising™

Headquarters
280 Trumbull St
24th Floor
Hartford CT 06103
Tel: 860.522.3111

www.WAdvising.com

One Hamden Center
2319 Whitney Ave, Suite 2A
Hamden, CT 06518
Tel: 203.397.2525

14 Bobala Road #3
Holyoke, MA 01040
Tel: 413.536.3970

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Essex Financial Services, Inc. and
Essex Savings Bank

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Essex Financial Services, Inc. (the "Company") as of September 30, 2020 and 2019, the related statements of operations, changes in stockholder's equity and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Notes 3 and 5 to the financial statements, the Company has changed its method of accounting for leases in the year ended September 30, 2020 due to the adoption of *ASU No. 2016-02, Leases (Topic 842).*

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The accompanying information contained in Schedule 1, Computation of Net Capital under SEC Rule 15c3-1, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, are presented in conformity with 17 C.F.R. §240.17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information contained in Schedule 1, Computation of Net Capital under SEC Rule 15c3-1, is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 1998.



Whittlesey PC

Hartford, Connecticut
November 25, 2020

EssexFinancialServices

Statements of Financial Condition

September 30, 2020 and 2019

	2020	2019
ASSETS		
Cash	$ 2,006,356	$ 2,679,455
Receivables from brokers or dealers	58,317	68,716
Other receivable	71,850	68,525
Furniture, equipment, and leasehold improvements, net of accumulated depreciation of $1,101,453 and $1,016,594,855 at September 30, 2020 and 2019, respectively	294,791	346,328
Lease right-of-use assets	1,256,456	-
Other assets	659,443	618,987
Total assets	$ 4,347,213	$ 3,782,011
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accrued expenses and other liabilities	$ 793,068	$ 1,185,322
Operating lease liabilities	1,291,631	$ -
Deferred revenue	874,131	838,346
Total liabilities	2,958,830	2,023,668
Stockholders' equity		
Common stock - 5,000 Shares Authorized, 1,000 Shares Issued and Outstanding No Par Value	502,000	502,000
Paid-in capital	1,050,000	750,000
(Accumulated deficit) retained earnings	(163,617)	506,343
Total stockholders' equity	1,388,383	1,758,343
Total liabilities and stockholders' equity	$ 4,347,213	$ 3,782,011

The accompanying notes are an integral part of the financial statements.

EssexFinancialServices

Statements of Operations

For the years ended September 30, 2020 and 2019

	2020	2019
Revenues		
Investment advisory fees	$ 12,088,878	$ 13,834,625
Commissions and distribution fees from insurance and annuity sales	546,732	926,862
Commissions and distribution fees from sales of investment company shares	435,425	693,128
Income from short-term investments	66,617	373,556
Commissions from sales of listed securities	70,550	122,985
Other income	40,217	98,857
Total revenues	13,248,419	16,050,013
Expenses		
Salaries	3,343,899	3,517,983
Employee commission expense	6,502,299	7,147,709
Subadvisory compensation expense	-	667,167
Fees and services	1,078,637	1,333,795
Employee benefits	907,166	940,863
Occupancy	421,794	481,788
Equipment expense	331,668	323,120
Regulatory fees and expenses	130,232	199,470
Advertising	31,673	3,106
Other expenses	1,261,523	1,330,475
Total expenses	14,008,891	15,945,476
(Loss) income before income tax (benefit) expense	(760,472)	104,537
Income tax (benefit) expense	(90,512)	38,259
Net (loss) income	$ (669,960)	$ 66,278

The accompanying notes are an integral part of the financial statements.

EssexFinancialServices

Statements of Changes in Stockholder's Equity

For the years ended September 30, 2020 and 2019

	Common stock	Paid-in capital	Retained earnings (Accumulated deficit)	Total stockholder's equity
Balance as of September 30, 2018	$ 502,000	$ 750,000	$ 440,065	$ 1,692,065
Net income	-	-	66,278	66,278
Balance as of September 30, 2019	502,000	750,000	506,343	1,758,343
Net loss	-	-	(669,960)	(669,960)
Contributed capital from parent	-	300,000	-	300,000
Balance as of September 30, 2020	$ 502,000	$ 1,050,000	$ (163,617)	$ 1,388,383

The accompanying notes are an integral part of the financial statements.

EssexFinancialServices

Statements of Cash Flows

For the years ended September 30, 2020 and 2019

	2020	2019
Cash flows from operating activities		
Net (loss) income	$ (669,960)	$ 66,278
Adjustments to reconcile net (loss) income to net cash provided by operating activities:		
Depreciation expense	84,859	66,356
Amortization of lease right-of-use assets	299,591	-
Deferred income taxes	50,526	41,907
Principal repayments of operating lease liabilities	(275,569)	-
Net change in:		
Receivables from brokers or dealers	10,399	(13,327)
Other receivable	(3,325)	23,498
Other assets	(69,518)	325,647
Accrued expenses and other liabilities	(402,565)	(192,699)
Deferred revenue	35,785	(227,396)
Net cash (used in) provided by operating activities	(939,777)	90,264
Cash flows from investing activities		
Purchase of furniture, equipment and leasehold improvements	(33,322)	(82,850)
Net cash used by investing activities	(33,322)	(82,850)
Cash flows from financing activities		
Contributed capital from parent	300,000	-
Net cash provided by financing activities	300,000	-
(Decrease) increase in cash and cash equivalents	(673,099)	7,414
Cash and cash equivalents at beginning of period	2,679,455	2,672,041
Cash and cash equivalents at end of period	$ 2,006,356	$ 2,679,455
Supplemental disclosures		
Cash (received) paid for income taxes, net	$ (56,129)	$ 731
Adoption of ASU No. 2016-02, Leases (Note 5)		
Recognition of lease right-of-use assets	$ 1,556,047	$ -
Recognition of operating lease liabilities	$ 1,567,200	$ -
Reclassification of accrued rent to lease right-of-use assets	$ 11,153	$ -

The accompanying notes are an integral part of the financial statements.

1. Description of Business

Essex Financial Services, Inc., (the "Company"), is a fully disclosed introducing broker-dealer and registered investment advisor. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and is a member of the Securities Investors Protection Corporation (SIPC). Commissions and investment advisory fee income is generated in connection with sales of securities, insurance products and investment advisory services.

The Company is a wholly-owned subsidiary of Essex Savings Bank (the "Bank").

On October 13, 2017, the Company entered into a two-year contractual agreement with a third party, Principle Wealth Partners LLC ("PWP"). Under this arrangement, PWP provided continued advisory service to a segment of the Company's clients as a subadvisor, and the Company continued to provide compliance, operational support and supervision to PWP. This agreement ended on October 1, 2019 and was not renewed.

2. Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Management has evaluated subsequent events for potential recognition or disclosure in the financial statements through November 25, 2020, the date upon which the Company's financial statements were available to be issued. No subsequent events were identified which require recognition or disclosure in the financial statements.

3. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Included in cash at September 30, 2020 is approximately $123,000 held at Pershing, the Company's clearing agent, $100,000 of which is a clearing deposit required to be held as a condition of its contract.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Major expenditures for property and equipment and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. Assets retired, or otherwise disposed of, are eliminated from the asset accounts along with related amounts of accumulated depreciation. Any gains or losses from disposals are included in income.

Depreciation is computed over the estimated useful life of the respective assets, ranging from three years to thirty-nine years. Depreciation expense for the years ended September 30, 2020 and 2019 of $84,859 and $66,356 respectively, was computed using the straight line and accelerated methods.

Leases

The Company determines if an arrangement is a lease at inception. Lease right-of-use (ROU) assets represent the Company's right to use an underlying asset for the lease term and operating lease liabilities represent the Company's obligation to make lease payments arising from the lease. Lease ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Leases with an initial term of 12 months or less are not recorded on the balance sheet. The Company recognizes lease expense for these leases on a straight-line basis over the lease term. As the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at

commencement date in determining the present value of lease payments. The lease ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has lease agreements with lease and non-lease components, which are generally accounted for separately.

Revenue from Contracts with Customers

Significant Judgments

Revenue from contracts with customers includes commission income and fees from asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Investment Advisory Fees

The Company provides investment advisory services daily. The Company believes the performance obligations for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue over the subsequent quarter as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Brokerage Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership of the securities have been transferred to/from the customer.

Distribution Fees

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Income Taxes

For Federal income tax purposes, the Company is included in the consolidated tax return of its parent company, Essex Savings Bank. For the purposes of reporting Federal income taxes, the Company is allocated taxes as if it files a separate Federal tax return. Any resulting current and deferred taxes represents amounts due to or from Essex Savings Bank. However, in accordance with the Tax Sharing Agreement between the Company and the Bank, the Company may record a current tax benefit and tax receivable for current Company losses that are utilized by the Bank to reduce the Bank's current taxable income, and the Bank refunds the amount of the benefit to the Company within 30 days of the loss being utilized by the Bank.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will be deductible or taxable when the assets and liabilities are recovered or settled. A deferred tax valuation allowance is established, as needed, to reduce deferred taxes to amounts that are more-likely-than-not to be realized.

The Company is required to make a determination of an inventory of tax positions (Federal and State) for which the sustainability of the position, based upon the technical merits, is uncertain. The Company regularly evaluates all tax positions taken and the likelihood of those positions being sustained. If management is highly confident that the position will be allowed and there is a greater than 50% likelihood that the full amount of the tax position will be ultimately realized, the Company recognizes the full benefit associated with the tax position. Additionally, interest and penalties related to uncertain tax positions are included as a component of income tax expense.

Advertising Costs

The Company expenses all advertising costs as they are incurred. Total advertising costs were $31,673 and $3,106 for the years ended September 30, 2020 and 2019, respectively.

Recent Accounting Pronouncements

ASU No. 2014-09 -Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). The ASU establishes a single comprehensive model for an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled, and will supersede nearly all existing revenue recognition guidance, to clarify and converge revenue recognition principles under US GAAP and IFRS. The update outlines five steps to recognizing revenue: (i) identify the contracts with the customer; (ii) identify the separate performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the separate performance obligations; (v) recognize revenue when each performance obligation is satisfied. The update requires more comprehensive disclosures, relating to quantitative and qualitative information for amounts, timing, the nature and uncertainty of revenue, and cash flows arising from contracts with customers. *ASU 2014-09* was effective for the Company for the year ending September 30, 2019. On October 1, 2018, the Company adopted *ASU No. 2014-09* and the adoption did not have an impact on the Company's financial statements.

ASU 2016-02, Leases (Topic 842). The amendments in this ASU require lessees to recognize, on the balance sheet, assets and liabilities for the rights and obligations created by leases. Accounting by lessors will remain largely unchanged. The guidance will be effective for annual periods, and interim periods within those annual periods, beginning, for the Company, on October 1, 2019, with early adoption permitted. In July 2018, the FASB issued *ASU 2018-11*, which allows a modified retrospective transition where the lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented or as a cumulative effect adjustment as of the date of adoption. On October 1, 2019, the Company adopted *ASU No. 2016-02* and as a result, the Company recorded right of use assets and lease liabilities totaling approximately $1,600,000 through a cumulative effect adjustment (See Note 5).

4. Net Capital and Other Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2020, the Company's regulatory net capital was $412,635, which exceeded required net capital by $299,144. Aggregate indebtedness was $1,702,374, resulting in a ratio of aggregate indebtedness to net capital of approximately 4.1 to 1.0.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, therefore is exempt from the provisions of the SEC's Rule 15c3-3 under Paragraph (k)(2)(ii) thereof.

5. Leases

Effective October 1, 2019, the Company adopted *ASU No. 2016-02, Leases (Topic 842)*. This standard required the Company to recognize on the balance sheet right-of-use assets and lease liabilities, which approximate the present value of the Company's remaining lease payments. As of September 30, 2020, the Company recognized right-of-use assets and operating lease liabilities totaling $1,256,456 and $1,291,631, respectively.

In July 2018, the FASB issued ASU No. 2018-11, which provided a practical expedient package for lessees. The Company has elected to use the expedient package and did not reassess whether any existing contracts contain leases; did not reassess the lease classification for existing leases; and did not reassess initial direct costs for any existing leases. As a result, all leases are considered operating leases. The Company's leases do not provide an implicit rate so an incremental borrowing rate based on the information available at adoption date was used in determining the present value of future payments.

The lease liabilities recognized by the Company represent property leases for its main office and two branch locations as well as leases for equipment. The Company's leases have remaining initial contractual lease terms ranging from 2 to 8 years. The lease liabilities recognized include certain lease extensions as it is expected that the Company will use substantially all lease renewal options. Rent expense for the operating leases is being recorded on the straight-line basis for the remaining lease term.

The maturities of the annual cash flows for the Company's lease liabilities and other information as of September 30, 2020 is summarized as follows:

Year		Total
2021	$	351,446
2022		353,497
2023		290,349
2024		129,323
2025		108,460
Years thereafter		247,903
Total lease payments		1,480,978
Less imputed interest		(189,347)
Total lease liabilities	$	1,291,631

Weighted-average remaining lease term – operating leases 5.1 years

Weighted-average discount rate – operating leases 5.4%

Rent expense for the years ended September 30, 2020 and 2019 was $410,958 and $422,108, respectively.

6. Income Taxes

The provision for income tax (benefit) expense for the years ended September 30, 2020 and 2019 consisted of the following components:

	Current	Deferred	Total
September 30, 2020			
Federal income tax (benefit) expense	$ (141,288)	$ (4,783)	$ (146,071)
State income tax (benefit) expense	250	55,309	55,559
Income tax (benefit) expense	$ (141,038)	$ 50,526	$ (90,512)
September 30, 2019			
Federal income tax (benefit) expense	$ (3,344)	$ 34,626	$ 31,282
State income tax (benefit) expense	(304)	7,281	6,977
Income tax (benefit) expense	$ (3,648)	$ 41,907	$ 38,259

For the years ended September 30, 2020 and 2019, the income tax expense differed from the expected income tax expense calculated at the Federal statutory rate (21% for 2020 and 2019) due to the state income taxes, valuation allowance and non-deductible expenses.

The Company's net deferred tax asset (liability) at September 30, 2020 and 2019, was as follows:

	2020	2019
Contribution carryforwards	$ 4,000	$ 8,354
State net operating losses and credits	116,506	78,780
Fixed assets and leases	(26,995)	(58,073)
Valuation allowance	(114,976)	-
Deferred tax asset	$ (21,465)	$ 29,061

The Company incurred operating losses in the current year and is in a cumulative loss position for the past three years. As a result, the Company does not believe it is more-likely-than-not that its state deferred tax assets will be realized, and the Company recorded a full valuation allowance of $114,976 related to its state deferred tax assets at September 30, 2020.

Management regularly analyzes their tax positions and at September 30, 2020, does not believe that the Company has taken any uncertain tax positions. As of September 30, 2020, the Company is subject to unexpired statutes of limitation for examination of its tax returns for U.S. federal and Connecticut income taxes for the years 2017 through 2019.

7. Profit Sharing Contributions

The Company maintains a 401(k) profit sharing plan for all eligible employees. Total contributions to the Plan for the years ended September 30, 2020 and 2019 were $217,859 and $240,722, respectively.

8. Concentrations of Credit Risk

The Company primarily maintains its cash in local financial institutions. The balances are generally insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. At September 30, 2020, uninsured cash balances were $504,530. The Company does not anticipate any loss as a result of this concentration.

The Company also maintains cash equivalents, consisting of money funds, which are not insured under Federal Depository Insurance. These money funds are held in brokerage accounts and are protected by, and subject to the limitations of, SIPC and Lloyd's of London. At September 30, 2020, the money funds balances were $122,808, and were fully protected up to $250,000.

9. Related Party Transactions

The Company leases its primary office from Essex Savings Bank, the Company's parent. The lease, which ends May 31, 2023, calls for an annual fixed rent of $193,968 plus real estate taxes and common area charges assessed against the premises.

At September 30, 2020 and 2019, cash balances of $789,404 and $862,192, respectively, relate to accounts with Essex Savings Bank.

The Company paid management fees of $360,000 to Essex Savings Bank during both of the years ended September 30, 2020 and 2019.

The Company also received investment advisory fee income from related parties during the years ended September 30, 2020 and 2019 totaling $29,646 and $44,048, respectively.

10. Share Class Selection Disclosure Initiative

In June 2018, the Company elected to participate in the Security and Exchange Commission's (SEC) Share Class Selection Disclosure Initiative ("SCSDI"). The SCSDI is a voluntary program administered by the SEC regarding investment advisers that did not explicitly disclose in applicable Forms ADV (*i.e.*, brochure(s) and brochure supplements) the conflict of interest associated with the 12b-1 fees the Company, its affiliates, or its supervised persons received for investing advisory clients in a fund's 12b-1 fee paying share class when a lower-cost share class was available for the same fund. As of September 30, 2019, the Company had recorded a liability of $645,000 for the disgorgement amount owed to affected clients, which is the amount determined by agreement with the SEC dated September 30, 2019. Substantially all of the disgorgement liability was paid to affected clients in 2020.

SUPPLEMENTAL SCHEDULE

Computation of Net Capital under SEC Rule 15c3-1

SCHEDULE 1

				September 30, 2020
Computation of Net Capital:				
Total stockholders' equity			$	1,388,383
Deductions -				
Non-allowable assets:				
Furniture, equipment, and leasehold improvements, net	$	294,791		
Commissions receivable - 12B-1 fees		21,414		
Other assets		659,543		
Total non-allowable assets				975,748
Net capital before haircuts on securities positions				412,635
Haircuts on securities - other securities				-
Net capital			$	412,635
Aggregate Indebtedness:				
Accounts payable, accrued expenses and other liabilities			$	1,702,374
Total aggregate indebtedness			$	1,702,374
Computation of basic net capital requirement:				
Net capital requirement, greater of -				
Minimum net capital required, 6-2/3% of aggregate indebtedness			$	113,491
Defined minimum dollar net capital requirement			$	50,000
Net capital requirement			$	113,491
Excess net capital			$	299,144
Net capital less greater of 10% of aggregate indebtedness, or 120% of defined minimum dollar net capital requirement			$	242,398
Ratio of aggregated indebtedness to net capital				4.13
Reconciliation of net capital with computation included in Part IIA of Form X-17A-5 as of September 30, 2020:				
Net capital, as reported in Part IIA (unaudited) FOCUS report			$	412,625
Closing adjustments, identified after initial filing		10		
Closing adjustments				10
Net capital			$	412,635



ESSEX FINANCIAL

Management Assertion Regarding Exemption Provisions Under Rule 15c3-3 of the Securities and Exchange Commission

Essex Financial Services, Inc. (the "Company") is a registered fully disclosed introducing broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. Therefore, we as members of management assert that the Company is exempt from reporting under SEC Rule 17a-5 as follows:

- The Company may file an exemption report because the Company has no obligations under SEC Rule 15c3-3(k)(2)(ii);
- And the Company met the exemption provisions under Sec Rule 15c3-3(k)(2)(ii) throughout the period from October 1, 2019 through September 30, 2020, without exception.

Essex Financial Services, Inc.

I, William Terribile, swear that, to the best of my knowledge and belief, this exemption report is true and correct.

By: [signature]

William Terribile
FinOP

11/19/2020
Date

176 WESTBROOK ROAD | PO BOX 999 | ESSEX, CT 06426 | **P: 860.767.4300 | 800.900.5972** ESSEX.FINANCIAL

OATH OR AFFIRMATION

I, William J. Terribile, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Essex Financial Services, Inc., as of September 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

FinOp



Title

CHERISH GENOVA
Notary Public, State of Connecticut
My Commission Expires May 31, 2021

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Headquarters
280 Trumbull St
24th Floor
Hartford CT 06103
Tel: 860.522.3111

www.WAdvising.com

One Hamden Center
2319 Whitney Ave, Suite 2A
Hamden, CT 06518
Tel: 203.397.2525

14 Bobala Road #3
Holyoke, MA 01040
Tel: 413.536.3970

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying *"Management Assertion Regarding Exemption Provisions"*, in which (1) Essex Financial Services, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Essex Financial Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: 15c 3-3 (k)(2)(ii) (the "exemption provisions") and (2) Essex Financial Services, Inc. stated that Essex Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Essex Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Essex Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Whittlesey PC

Hartford, Connecticut
November 25, 2020

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended September 30, 2020

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

66015 FINRA SEP
ESSEX FINANCIAL SERVICES INC
ESSEX FINANCIAL SERVICES INC
PO BOX 999
ESSEX CT 06426

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Michael O'Rourke 860-767-4300

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$ 19,704.00
B.	Less payment made with SIPC-6 filed (**exclude interest**) April 30, 2020 (Date Paid)	(10,303.00)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	9,401.00
E.	Interest computed on late payment (see instruction E) for ______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 9,401.00

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 9,401.00

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Essex Financial Services Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Compliance Officer
(Title)

Dated the 19th day of November, 2020.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning <u>October 1, 2019</u> and ending <u>September 30, 2020</u>

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 13,248,418

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions **0**

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. **112,597**

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions **112,597**

2d. SIPC Net Operating Revenues .... $ **13,135,821**

2e. General Assessment @ .0015 .... $ **19,704**

(to page 1, line 2.A.)

2

HOLD TO LIGHT TO VIEW TRUE WATERMARK IN PAPER HEAT SENSITIVE RED LOCK DISAPPEARS WHEN HEATED

26362

ESSEX FINANCIAL SERVICES, INC.
P.O. BOX 999
176 WESTBROOK RD.
ESSEX, CT 06426-0999
(860) 767-4300

ESSEX Savings BANK
Essex, CT

51-7037/2111



11/23/2020

IE Securities Investor Protection Corporatio $ **9,401.00

Thousand Four Hundred One and 00/100** DOLLARS

Securities Investor Protection Corp.
PO Box 92185
Washington, D.C. 20090-2185

ESSEX FINANCIAL SERVICES, INC.

AUTHORIZED SIGNATURE

Security features. Details on back.

SIPC-7 for the fiscal year ending 9/30/2020

⑈026362⑈ ⑆211170376⑆ 800 084 478⑈

NCIAL SERVICES, INC.

26362

Securities Investor Protection Corporatio 11/23/2020

	Type	Reference	Original Amt.	Balance Due	Discount	Payment
2020	Bill	SIPC-7 111920	9,401.00	9,401.00		9,401.00
					Check Amount	9,401.00



Headquarters
260 Trumbull St
24th Floor
Hartford, CT 06103
Tel: 860.522.3111

www.WAdvising.com

One Hamden Center
2319 Whitney Ave, Suite 2A
Hamden, CT 06518
Tel: 203.397.2525

14 Bobala Road #3
Holyoke, MA 01040
Tel: 413.536.3970

November 25, 2020

Mr. William J. Terribile, Jr., Compliance Officer
Essex Financial Services, Inc.
176 Westbrook Road
Essex, CT 06426

Dear Mr. Terribile:

In planning and performing our audit of the financial statements of Essex Financial Services, Inc. (the Company) as of and for the year ended September 30, 2020, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control. Although our audit was not designed to provide assurance on the internal control, we noted no matters involving the internal control or its operation, nor did we find any material inadequacies to exist between the original filing of the FOCUS IIA and the net capital report in the Audited Annual Report.

There were no audit adjustments or significant unbooked adjustments that would have an impact on net capital. The reconciliation of the Audited Computation of Net Capital and Computation of 15c3-3 Reserve Requirements, which appears in the Company's audited financial statements, agrees to the amended FOCUS report as filed by the Company for the period ended September 30, 2020.

Our understanding is that the Company filed its original FOCUS report for the September 30, 2020 quarter prior to the completion of all of the necessary and normal year-end closing adjustments. These adjustments were recorded to the Company's books and records prior to the completion of our audit of the financial statements.

If you require any additional information regarding this matter, please do not hesitate to contact us.

Sincerely,

Lawrence J. Carboni
Partner
Whittlesey PC

